Filed by Liberty Media Corporation Pursuant to Rule 425

Under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-6(b) of the Securities Exchange Act of 1934.

Subject Company: Liberty Media Corporation

Commission File No.: 001-33982

Subject Company: Liberty Splitco, Inc.

Commission File No.: 333-171201

Excerpts from the Transcript of Liberty Media Corporation
at the Citi Entertainment, Media & Telecommunications Conference
held on January 5, 2011

Jason Bazinet - Citi - Analyst

Okay. On the hard spin of LINTA that is being proposed, do you think that is still slated for first half of this year?

Greg Maffei - Liberty Media Corporation - President and CEO

I do. The trial is I think the last week of February, and we’ll get some fun time in Delaware. There is likely to be a ruling relatively quickly thereafter, but also likely to be an appeal, and my understanding of the calendar is something like a May appeal and maybe a June final resolution. So it may be first half or just — at just after.

Jason Bazinet - Citi - Analyst

And I know it is always dangerous to sort of handicap, but is it fair to say you feel reasonably confident that you will prevail?

Greg Maffei - Liberty Media Corporation - President and CEO

I do. I believe we are not spinning off substantially all of the assets and businesses and I think could — we have had that view, and we’re being asked to test that view in court, and we will get to hopefully prove our case.

Jason Bazinet - Citi - Analyst

If you are successful and the hard spin occurs, should investors brace themselves for additional moves in assets among the various entities? Or that sort of put the hard sort of bright line in the sand (multiple speakers)

Greg Maffei - Liberty Media Corporation - President and CEO

Well, once you do that, one of the things of the trackers this has been, is has been possible to move assets between — or liabilities — between the trackers. We did it with — when we moved debt from LMDIA over to LINTA, which was required to complete the DIRECTV spinoff, and we did it, as we are proposing to do it here, we moved — the Ticketmaster became the Live Nation stake over to Liberty Capital. We’re talking about moving the [set back].

That will effectively be done. The odds that once you have separated the tax group — remembering that the trackers, while they may be separate equities, are all one tax group, and you can move stuff around — once you have separated the tax group and Liberty Interactive is its own tax group separate and apart from Liberty Capital and Liberty Starz — highly, highly unlikely anything will get moved then.

Jason Bazinet - Citi - Analyst

And the two remaining trackers — Liberty Starz, Liberty Capital? Who knows?

Greg Maffei - Liberty Media Corporation - President and CEO

It’s not logical. There’s not much to move between them; okay? There’s not — really Liberty Starz is Starz. We have a couple of small, game-related businesses, but they are very small.

Jason Bazinet - Citi - Analyst

Within LINTA, HSN and Expedia I think are two of the more sizable stakes that remain at LINTA.

***

Forward Looking Statements

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed split-off of the Liberty Capital and Liberty Starz tracking stock groups and other matters that are not historical facts.  These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, our ability to complete the proposed split-off. These forward-looking statements speak only as of the date of this presentation, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including the most recent Form 10-Q and 10-K, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this transcript.

Additional Information

Nothing in the foregoing transcript shall constitute a solicitation to buy or an offer to sell shares of the split-off entity or any of Liberty’s tracking stocks.  The offer and sale of shares in the proposed split-off will only be made pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein (a preliminary filing of which has been made with the SEC), because they will contain important information about the split-off. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.

Participants in a Solicitation

The directors and executive officers of Liberty Media and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the split-off. Information regarding Liberty Media’s directors and executive officers, those of the split-off entity and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC (a preliminary filing of which has been made with the SEC).